Filed pursuant to Rule 433

Registration No. 333-165524

November 8, 2010

TALISMAN ENERGY INC.

Final Term Sheet

Issuer:	Talisman Energy Inc.

Trade Date:	November 8, 2010

Settlement Date:	November 12, 2010

Principal Amount:	$600 million

Coupon:	3.750%

Maturity Date:	February 1, 2021

Public Offering Price:	99.242%

Benchmark:	UST 2.625% due August 15, 2020

Benchmark Price:	100-18

Benchmark Yield:	2.559%

Spread:	UST +128 bps

Yield to Maturity:	3.839%

Optional Redemption:	Make whole call UST +20 bps at any time before November 1, 2020 Callable at 100% at any time on or after November 1, 2020

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2011

CUSIP:	87425E AM5

ISIN:	US87425EAM57

Ratings:	Moody’s: Baa2 with a stable outlook S&P: BBB with a stable outlook DBRS: BBB(high) with a stable trend

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC RBS Securities Inc.

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

CIBC World Markets Corp.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Daiwa Capital Markets America Inc.

Desjardins Securities International Inc.

Deutsche Bank Securities Inc.

DnB NOR Markets, Inc.

Mizuho Securities USA Inc.

Santander Investment Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, calling J.P. Morgan Securities LLC collect at 212-834-4533, calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, or RBS Securities, Inc. toll-free at 1-866-884-2071.

CREDIT RATINGS

The notes have been assigned a rating of “Baa2” with a stable outlook by Moody’s Investors Service, Inc. (“Moody’s”), a rating of “BBB” with a stable outlook by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) and a rating of “BBB(high)” with a stable trend by DBRS Limited (“DBRS”). Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation. The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency. Credit ratings may not reflect the potential impact of all risks on the value of the notes. In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes. There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category. According to the Moody’s rating system, debt securities rated within the Baa category are subject to moderate credit risk. They are considered medium grade and as such, may possess certain speculative characteristics.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. According to S&P’s rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

DBRS’ credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. Each rating category between AA and B is denoted by subcategories “high” and “low” to indicate the relative standing of a credit within a particular rating category. The absence of either a “high” or “low” designation indicates that the rating is in the “middle” of the category. According to DBRS’ rating system, long term debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.